Chicago Rivet

Chicago Rivet & Machine Co.
2007 Annual Report

Highlights

	2007	2006
Net Sales and Lease Revenue	**$37,776,264**	$40,369,977
Net Income	**1,267,072**	1,120,627
Net Income Per Share	**1.31**	1.16
Dividends Per Share	**.72**	.72
Net Cash Provided by Operating Activities	**2,835,633**	2,036,841
Expenditures for Property, Plant and Equipment	**424,509**	1,451,756
Working Capital	**16,452,963**	15,242,183
Total Shareholders' Equity	**24,574,625**	24,003,168
Common Shares Outstanding at Year-End	**966,132**	966,132
Shareholders' Equity Per Common Share	**25.44**	24.84

Annual Meeting

The annual meeting of shareholders
will be held on May 13, 2008 at 10:00 a.m. at
901 Frontenac Road
Naperville, Illinois

Management's Report
on Financial Condition and Results of Operations

To Our Shareholders:

RESULTS OF OPERATIONS

Net income in 2007 was $1.31 per share compared with $1.16 per share in 2006. Although net revenues declined 6.4 percent, from $40,369,977 in 2006 to $37,776,264 in 2007, lower operating expenses and the absence of significant plant closing expenses in 2007 helped achieve improved bottom line results.

2007 Compared to 2006

The decline in revenues in 2007 affected both the fastener and assembly equipment segments. Fastener segment revenues amounted to $33,083,907 during the year, compared to $34,421,398 in 2006. Throughout the year we experienced reduced overall demand from our automotive customers as domestic automobile manufacturers, who are the end users for a large portion of our automotive customer base, reduced production in response to import brand market share gains while also attempting to reduce their reliance on less profitable fleet sales. Increases in sales to certain non-automotive customers during 2007 allowed us to limit the net fastener segment sales decline to 3.9 percent. The impact of lower net sales was offset by reductions in certain operating expenses. Tooling expenses for the year were $163,000 lower than in 2006 due to higher than normal tooling associated with new parts incurred in 2006. Due to a change in product mix, as well as investments in equipment during the last year that have expanded our capabilities, certain machining and parts sorting procedures that were formerly outsourced are now being performed internally, contributing to a $571,000 reduction in these outside production costs compared to last year. We also benefited from the reduction in certain fixed overhead items as fastener segment depreciation declined $510,323, due to certain equipment becoming fully depreciated in 2006, and expediting and rejection expenses declined $55,000. The most notable increase incurred during 2007 related to higher prices for non-ferrous metals used in some of the parts we manufacture. The transfer of production activities from Jefferson, Iowa to Tyrone, Pennsylvania that began in the third quarter of 2006 resulted in expense reductions due to the elimination of certain costs in the current year. The net decline in operating expenses during 2007 effectively offset the revenue decline, resulting in an improvement in the fastener segment gross margin to $5,788,153 compared with $5,583,254 reported in 2006.

Assembly equipment segment revenues were $4,692,357 in 2007, a decline of $1,256,222, or 21.1 percent, compared to the $5,948,579 recorded in 2006. Demand for our products in this segment continues to be weak, and we have taken steps to reduce and control expenses wherever possible, including reductions in both staffing levels and work schedules. The cumulative effect of these actions did not fully offset the effects of reduced volume and, as a result, the assembly equipment gross margin declined to $1,572,312 from $2,257,258 last year.

Selling and administrative expenses for 2007 were $5,816,802, a decline of $216,897, or 3.6 percent, compared with 2006. Salaries and related benefits account for approximately $94,000 of the net decline due to reduced headcount. Legal fees declined $47,000, primarily due to services in 2006 related to the Jefferson plant closing. Profit sharing expense declined $24,000 as a result of lower profits in the current year, after taking the plant closing expenses into consideration, and sales commissions declined $25,000 due to the lower sales level in 2007. The balance of the net reduction is made up of a variety of smaller expense items.

In May of 2006, the closing of our Jefferson, Iowa fastener operation and transfer of production activities to our facility in Tyrone, Pennsylvania, was announced. The move was made to better utilize available manufacturing capacity. During the fourth quarter of 2006, manufacturing activities in Jefferson concluded. Total charges of $422,934 were recorded in 2006 related to the plant closing. During 2007, additional charges of $20,337 were recorded.

DIVIDENDS

In determining to pay dividends, the Board considers current profitability, the outlook for longer-term profitability, known and potential cash requirements and the overall financial condition of the Company. The Company paid four regular quarterly dividends of $.18 per share during 2007, for a total dividend distribution of $.72 per share for the year. On February 18, 2008, your Board of Directors declared a regular quarterly dividend of $.18 per share, payable March 20, 2008 to shareholders of record on March 5, 2008. This continues the uninterrupted record of consecutive quarterly dividends paid by the Company to its shareholders that extends over 74 years. At that same meeting, the Board also declared an extra dividend of $.15 per share to be paid April 18, 2008 to shareholders of record on April 4, 2008.

PROPERTY, PLANT AND EQUIPMENT

Total capital expenditures in 2007 were $424,509. Of the total, $390,258 was invested in fastener segment additions, including $123,000 for cold-heading equipment upgrades, $93,000 for secondary equipment, $61,000 for inspection and other equipment, and $113,000 for certain buildings and grounds improvements. Assembly equipment segment additions totaled $34,251, with approximately $25,000 expended for building heating units and the balance for a riveting machine used for lease purposes.

Capital expenditures during 2006 totaled $1,451,756, of which $1,374,009 was invested in equipment for our fastener operations. Approximately $680,000 was spent on cold-heading equipment to expand our capabilities to make larger parts and approximately $233,000 was spent on equipment for performing secondary operations, such as grinding and shaving of parts. Additionally, approximately $346,000 was spent on inspection equipment. The remaining additions were for computer hardware and other equipment not specifically assigned to a single segment.

Depreciation expense amounted to $1,136,806 in 2007 and $1,659,834 in 2006.

LIQUIDITY AND CAPITAL RESOURCES

The Company's working capital increased approximately $1.2 million between December 31, 2006 and December 31, 2007. The Company's holdings in cash, cash equivalents and certificates of deposit amounted to approximately $7.5 million at the end of 2007, an increase of $1.8 million compared with the prior year-end. The increase was mainly due to a $900,000 reduction in capital outlays during 2007 compared to 2006 and a $300,000 reduction in income tax payments. Inventories were reduced by nearly $.5 million in 2007, as stock on hand was adjusted due to reduced demand. Accounts receivable decreased $.6 million compared with the prior year-end, primarily due to the lower level of sales during the year. Accrued expenses declined $.2 million compared to the prior year, primarily due to the payment of accrued plant closing expenses. The Company's investing activities in 2007 primarily consisted of capital expenditures of $.4 million and the net investment in certificates of deposit of $1.5 million. The only financing activity during 2007 was the payment of $.7 million in dividends. The Company has a $1.0 million line of credit, which expires May 31, 2008. This line of credit remains unused.

Off-Balance Sheet Arrangements

The Company has not entered into, and has no current plans to enter into, any off-balance sheet financing arrangements.

Management believes that current cash, cash equivalents, operating cash flow and available line of credit will be sufficient to provide adequate working capital for the foreseeable future.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the amounts of revenue and expenses during the reporting period. A summary of critical accounting policies can be found in Note 1 of the financial statements.

NEW ACCOUNTING STANDARDS

The Company's financial statements and financial condition were not, and are not expected to be, materially impacted by new, or proposed, accounting standards. A summary of new accounting pronouncements can be found in Note 1 of the financial statements.

PERSONNEL

On February 18, 2008, Nirendu Dhar, General Manager of H & L Tool Company, Inc. and member of the Company's Board of Directors, notified the Company of his intention to retire. Mr. Dhar's retirement from his position as General Manager of H & L Tool will be effective April 30, 2009. In connection with his decision to retire, Mr. Dhar also resigned from the Board effective as of the 2008 Annual Meeting of Shareholders of the Company.

OUTLOOK FOR 2008

We began 2007 on a cautious note as demand from our automotive customers was expected to be restrained, due to production cuts that began in the second half of 2006, and was not expected to rebound significantly. This caution was well founded as 2007 saw further reductions in domestic automobile production. As we begin 2008, end-users of our products are planning additional production cuts for the first half of the year due to ongoing restructuring and the general economic outlook which currently provides for little growth. While we did achieve greater sales to customers in certain non-automotive markets, which partially offset our automotive declines, our concentration in the automotive market resulted in the net decline in fastener segment sales discussed above.

The assembly equipment segment, which recorded a modest increase in sales in 2006 on lower unit volume, recorded lower sales in 2007 on a further drop in volume. The economic data currently available provides no reason to expect any significant improvement in this segment in the near-term. We will continue to concentrate on cost controls while pursuing profitable opportunities in this segment.

The outlook for 2008 is more challenging than a year ago. With the possibility of a recession that would likely affect all the markets we serve, we expect customers will continue to demand higher quality and lower prices as their operations cope with a difficult economic environment. Our ability to increase revenues while diversifying our customer base will be significant factors determining our future success.

Given the challenging circumstances we face, we will continue our efforts to increase our sales revenues in all markets by emphasizing value over price and will focus on more complex products for which our expertise, service and unsurpassed quality are important factors in our customers' purchasing decisions. At the same time, we will continue to pursue solutions that help improve our operations at all levels.

Our future success is dependent on many factors. We believe that the valuable contributions of our employees and our sound financial condition will help us face the challenges ahead in 2008. While many of our customers are facing the same challenges, we would like to thank them for their loyalty, and also thank our shareholders for their continued support.

Respectfully,

John A. Morrissey
Chairman

Michael J. Bourg
President

March 20, 2008

FORWARD-LOOKING STATEMENTS

This discussion contains certain "forward-looking statements" which are inherently subject to risks and uncertainties that may cause actual events to differ materially from those discussed herein. Factors which may cause such differences in events include, those disclosed under "Risk Factors" in our Annual Report on Form 10-K and in the other filings we make with the United States Securities and Exchange Commission. These factors, include among other things: conditions in the domestic automotive industry, upon which we rely for sales revenue, the intense competition in our markets, the concentration of our sales to two major customers, the price and availability of raw materials, labor relations issues, losses related to product liability, warranty and recall claims, costs relating to environmental laws and regulations, and the loss of the services of our key employees. Many of these factors are beyond our ability to control or predict. Readers are cautioned not to place undue reliance on these forward-looking statements. We undertake no obligation to publish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets

December 31	2007	2006
Assets		
Current Assets		
Cash and Cash Equivalents	**$ 665,072**	$ 367,581
Certificates of Deposit	**6,880,000**	5,405,000
Accounts Receivable — Less allowances of $95,000 and $150,000, respectively	**5,329,413**	5,902,628
Inventories	**4,975,833**	5,481,309
Deferred Income Taxes	**451,191**	499,191
Prepaid Income Taxes	**211,025**	118,914
Other Current Assets	**287,542**	294,593
Total Current Assets	**18,800,076**	18,069,216
Property, Plant and Equipment, net	**9,106,937**	9,837,260
Total Assets	**$27,907,013**	$27,906,476
Liabilities and Shareholders' Equity		
Current Liabilities		
Accounts Payable	**$ 1,147,014**	S 1,431,468
Accrued Wages and Salaries	**679,233**	693,442
Accrued Profit Sharing Plan Contribution	**201,000**	225,000
Accrued Plant Closing Expense	**—**	217,443
Other Accrued Expenses	**319,866**	259,680
Total Current Liabilities	**2,347,113**	2,827,033
Deferred Income Taxes	**985,275**	1,076,275
Total Liabilities	**3,332,388**	3,903,308
Commitments and Contingencies (Note 10)	**—**	—
Shareholders' Equity		
Preferred Stock, No Par Value, 500,000 Shares Authorized: None Outstanding	**—**	—
Common Stock, $1.00 Par Value, 4,000,000 Shares Authorized: 1,138,096 Shares Issued	**1,138,096**	1,138,096
Additional Paid-in Capital	**447,134**	447,134
Retained Earnings	**26,911,493**	26,340,036
Treasury Stock, 171,964 Shares at cost	**(3,922,098)**	(3,922,098)
Total Shareholders' Equity	**24,574,625**	24,003,168
Total Liabilities and Shareholders' Equity	**$27,907,013**	$27,906,476

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Income

For The Years Ended December 31	**2007**	2006
Net Sales and Lease Revenue	**$37,776,264**	$40,369,977
Cost of Goods Sold and Costs Related to Lease Revenue	**30,415,799**	32,529,465
Gross Profit	**7,360,465**	7,840,512
Selling and Administrative Expenses	**5,816,802**	6,033,699
Plant Closing Expenses	**20,337**	422,934
Operating Profit	**1,523,326**	1,383,879
Other Income, net	**323,746**	264,748
Income Before Income Taxes	**1,847,072**	1,648,627
Provision for Income Taxes	**580,000**	528,000
Net Income	**$ 1,267,072**	$ 1,120,627
Net Income Per Share	**$ 1.31**	$ 1.16

Consolidated Statements of Retained Earnings

For The Years Ended December 31	**2007**	2006
Retained Earnings at Beginning of Year	**$26,340,036**	$25,915,024
Net Income	**1,267,072**	1,120,627
Cash Dividends Paid, $.72 Per Share in 2007 and 2006	**(695,615)**	(695,615)
Retained Earnings at End of Year	**$26,911,493**	$26,340,036

The accompanying notes are an integral part of the Consolidated Financial Statements.

Consolidated Statements of Cash Flows

For The Years Ended December 31	2007	2006
Cash Flows from Operating Activities:		
Net Income	$ 1,267,072	$ 1,120,627
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	1,136,806	1,659,834
Net Gain on the Sale of Properties	(20,740)	(16,830)
Deferred Income Taxes	(43,000)	(176,000)
Changes in Operating Assets and Liabilities:		
Accounts Receivable, net	573,215	(532,017)
Inventories	505,476	490,386
Other Current Assets	(85,060)	(181,365)
Accounts Payable	(302,670)	(145,120)
Accrued Wages and Salaries	(14,209)	12,473
Accrued Profit Sharing Plan Contribution	(24,000)	100,000
Other Accrued Expenses	(157,257)	(295,147)
Net Cash Provided by Operating Activities	2,835,633	2,036,841
Cash Flows from Investing Activities:		
Capital Expenditures	(406,293)	(1,327,482)
Proceeds from the Sale of Properties	38,766	23,000
Proceeds from Certificates of Deposit	18,135,000	13,425,000
Purchases of Certificates of Deposit	(19,610,000)	(17,825,000)
Net Cash Used in Investing Activities	(1,842,527)	(5,704,482)
Cash Flows from Financing Activities:		
Cash Dividends Paid	(695,615)	(695,615)
Net Cash Used in Financing Activities	(695,615)	(695,615)
Net Increase (Decrease) in Cash and Cash Equivalents	297,491	(4,363,256)
Cash and Cash Equivalents:		
Beginning of Year	367,581	4,730,837
End of Year	$ 665,072	$ 367,581
Cash Paid During the Year for:		
Income Taxes	$ 715,111	$ 1,015,091
Supplemental Schedule of Non-cash Investing Activities:		
Capital Expenditures in Accounts Payable	$ 18,216	$ 124,274

The accompanying notes are an integral part of the Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1—Nature of Business and Significant Accounting Policies

Nature of Business—The Company operates in the fastener industry and is in the business of producing and selling rivets, cold-formed fasteners, screw machine products, automatic rivet setting machines, parts and tools for such machines, and the leasing of automatic rivet setting machines.

A summary of the Company's significant accounting policies follows:

Principles of Consolidation—The consolidated financial statements include the accounts of Chicago Rivet & Machine Co. and its wholly-owned subsidiary, H & L Tool Company, Inc. (H & L Tool). All significant intercompany accounts and transactions have been eliminated.

Revenue Recognition—Revenues from product sales are recognized upon shipment and an allowance is provided for estimated returns and discounts based on experience in accordance with SEC Staff Accounting Bulletin No. 104. Cash received by the Company prior to shipment is recorded as deferred revenue. The Company experiences a certain degree of sales returns that varies over time. In accordance with Statement of Financial Accounting Standards No. 48 ("FAS 48"), "Revenue Recognition When Right of Return Exists," the Company is able to make a reasonable estimation of expected sales returns based upon history and as contemplated by the requirements of FAS 48. The Company records all shipping and handling fees billed to customers as revenue, and related costs as cost of sales, when incurred, in accordance with Emerging Issues Task Force "EITF" Abstract 00-10, "Accounting for Shipping and Handling Fees and Costs."

Lease Income—Automatic rivet setting machines are available to customers on either a sale or lease basis. The leases are generally for a quarterly or one-year term, are cancelable at the option of the Company or the customer and are accounted for under the operating method, whereby the Company recognizes lease revenue over the term of the lease. Rentals are billed in advance, and revenues attributable to future periods are included in unearned revenue in the consolidated balance sheets. Costs related to lease revenue, other than the cost of the machines, are expensed as incurred.

Credit Risk—The Company extends credit on the basis of terms that are customary within our markets to various companies doing business primarily in the automotive industry. The Company has a concentration of credit risk primarily within the automotive industry and in the Midwestern United States. The Company has established an allowance for accounts that may become uncollectible in the future. This estimated allowance is based primarily on management's evaluation of the financial condition of the customer and historical experience. The Company monitors its accounts receivable and charges to expense an amount equal to its estimate of potential credit losses. The Company considers a number of factors in determining its estimates, including the length of time its trade accounts receivable are past due, the Company's previous loss history and the customer's current ability to pay its obligation. Accounts receivable balances are charged off against the allowance when it is determined that the receivable will not be recovered.

Cash and Cash Equivalents—The Company considers all highly liquid investments, including certificates of deposit, with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash on deposit in several financial institutions. At times, the account balance may be in excess of FDIC insured limits.

Fair Value of Financial Instruments—The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents and certificates of deposit approximate fair value.

Inventories—Inventories are stated at the lower of cost or net realizable value, cost being determined by the first-in, first-out method.

Property, Plant and Equipment—Properties are stated at cost and are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes. Accelerated methods of depreciation are used for income tax purposes. Direct costs related to developing or obtaining software for internal use are capitalized as property and equipment. Capitalized software costs are amortized over the software's useful life when the software is placed in service. The estimated useful lives by asset category are:

Asset category	Estimated useful life
Land improvements	15 to 25 years
Buildings and improvements	10 to 35 years
Machinery and equipment	7 to 15 years
Automatic rivet setting machines on lease	10 years
Capitalized software costs	3 to 5 years
Other equipment	3 to 15 years

The Company reviews the carrying value of property, plant and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets.

When properties are retired or sold, the related cost and accumulated depreciation are removed from the respective accounts, and any gain or loss on disposition is recognized in current operations. Maintenance, repairs and minor betterments that do not improve the related asset or extend its useful life are charged to operations as incurred.

Income Taxes—Deferred income taxes are determined under the asset and liability method in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred income taxes arise from temporary differences between the income tax basis of assets and liabilities and their reported amounts in the financial statements.

The Company adopted the provisions of Financial Accounting Standards Board Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"), on January 1, 2007. There was no effect on retained earnings related to this adoption. Consistent with FIN 48, the Company classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense.

The Company's federal income tax returns for the 2005 and 2006 tax years are subject to examination by the Internal Revenue Service ("IRS"). While it may be possible that a reduction could occur with respect to the Company's unrecognized tax benefits as an outcome of an IRS examination, management does not anticipate any adjustments that would result in a material change to the results of operations or financial condition of the Company. The 2004 federal income tax return was examined by the IRS and no adjustments were made as a result of the examination.

No statutes have been extended on any of the Company's federal income tax filings. The statute of limitations on the Company's 2005 and 2006 federal income tax returns will expire on September 15, 2009 and 2010, respectively.

The Company's state income tax returns for the 2004 through 2006 tax years remain subject to examination by various state authorities with the latest closing period on October 31, 2010. The Company is currently not under examination by any state authority for income tax purposes and no statutes for state income tax filings have been extended.

Segment Information—The Company reports segment information in accordance with Statement of Financial Accounting Standards No. 131 ("FAS 131"), "Disclosures about Segments of an Enterprise and Related Information." FAS 131 requires that segments be based on the internal structure and reporting of the Company's operations.

Net Income Per Share—Net income per share of common stock is based on the weighted average number of shares outstanding of 966,132 in 2007 and 2006.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Significant items subject to estimates and assumptions include deferred taxes and valuation allowances for accounts receivable and inventory obsolescence. Actual results could differ from those estimates.

Recent Accounting Pronouncements—In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("FAS 157"), "Fair Value Measurements." FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements and, accordingly, FAS 157 does not require any new fair value measurements. The Company is currently evaluating the impact this standard will have on its operating income and statement of financial position. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will adopt FAS 157 as of January 1, 2008, as required.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("FAS 159"), "The Fair Value Option for Financial Assets and Financial Liabilities." FAS 159 permits a company to choose to measure many financial instruments and certain other items at fair value. The Company is currently evaluating the impact this standard will have on its operating income and statement of financial position. This statement is effective for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company will adopt FAS 159 as of January 1, 2008, as required.

In May 2007, the FASB issued FASB Staff Position FIN 48-1 that amends FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FSP FIN 48-1"). FSP FIN 48-1 provides guidance on how an enterprise should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Company has adopted FSP FIN 48-1 and the provisions do not have a material impact on our consolidated financial statements.

2—Balance Sheet Details

	2007	2006
Inventories:		
Raw materials	$ 1,275,595	$ 1,483,046
Work in process	1,597,483	1,907,653
Finished goods	2,577,755	2,546,610
	5,450,833	5,937,309
Reserve for obsolescence	475,000	456,000
	$ 4,975,833	$ 5,481,309
Property, Plant and Equipment, net:		
Land and improvements	$ 1,029,035	$ 1,029,035
Buildings and improvements	6,385,831	6,321,609
Machinery and equipment, leased machines and other	28,124,007	29,411,746
	35,538,873	36,762,390
Accumulated depreciation	26,431,936	26,925,130
	$ 9,106,937	$ 9,837,260
Other Accrued Expenses:		
Property taxes	$ 113,261	$ 116,250
Unearned revenue and customer deposits	134,403	104,676
All other items	72,202	38,754
	$ 319,866	$ 259,680

3—Leased Machines—Lease revenue amounted to $97,895 in 2007 and $100,948 in 2006. Future minimum rentals on leases beyond one year are not significant. The cost and carrying value of leased automatic rivet setting machines at December 31 were:

	2007	2006
Cost	$ 226,465	$ 232,499
Accumulated depreciation	213,221	221,356
Carrying value	$ 13,244	$ 11,143

4—Income Taxes—The provision for income tax expense consists of the following:

	2007	2006
Current:		
Federal	$ 616,000	$ 699,000
State	7,000	5,000
Deferred	(43,000)	(176,000)
	$ 580,000	$ 528,000

The deferred tax liabilities and assets consist of the following:

	2007	2006
Depreciation and amortization	$ (985,275)	$(1,076,275)
Inventory	268,415	292,133
Accrued vacation	147,350	152,993
Allowance for doubtful accounts	32,675	51,960
Other, net	2,751	2,105
	451,191	499,191
	$ (534,084)	$ (577,084)

The following is a reconciliation of the statutory federal income tax rate to the actual effective tax rate:

	2007		2006	
	Amount	%	Amount	%
Expected tax at U.S. Statutory rate	$628,000	34.0	$560,000	34.0
Permanent differences	(53,000)	(2.9)	(35,000)	(2.1)
State taxes, net of federal benefit	5,000	.3	3,000	.1
Income tax expense	$580,000	31.4	$528,000	32.0

5—Note Payable—The Company has a $1 million line of credit, which expires May 31, 2008, and remained unused at December 31, 2007. The line is unsecured and bears interest at a variable rate that is based upon, at the election of the Company, Bank of America's prime rate less an applicable margin or the London Inter-bank Offering Rate plus an applicable margin.

6—Profit Sharing Plan—The Company has a noncontributory profit sharing plan covering substantially all employees. Total expenses relating to the profit sharing plan amounted to approximately $201,000 in 2007 and $225,000 in 2006.

7—Other Income, net—consists of the following:

	2007	2006
Interest income	$ 306,825	$ 249,618
Other	16,921	15,130
	$ 323,746	$ 264,748

8—Segment Information—The Company operates, primarily in the United States, in two business segments as determined by its products. The fastener segment, which comprises H & L Tool and the parent company's fastener operations, includes rivets, cold-formed fasteners and screw machine products. The assembly equipment segment includes automatic rivet setting machines, parts and tools for such machines and the leasing of automatic rivet setting machines. Information by segment is as follows:

	Fastener	Assembly Equipment	Other	Consolidated
Year Ended December 31, 2007:				
Net sales and lease revenue	$33,083,907	$4,692,357	$ —	$37,776,264
Depreciation	957,661	85,136	94,009	1,136,806
Segment profit	2,774,062	906,774	—	3,680,836
Selling and administrative expenses			(2,120,252)	(2,120,252)
Plant closing expenses	(20,337)	—	—	(20,337)
Interest income			306,825	306,825
Income before income taxes				1,847,072
Capital expenditures	390,258	—	34,251	424,509
Segment assets:				
Accounts receivable	4,878,675	450,738	—	5,329,413
Inventory	3,499,840	1,475,993	—	4,975,833
Property, plant and equipment	7,132,439	1,126,300	848,198	9,106,937
Other assets	—	—	8,494,830	8,494,830
				27,907,013
Year Ended December 31, 2006:				
Net sales and lease revenue	$34,421,398	$5,948,579	$ —	$40,369,977
Depreciation	1,467,984	101,210	90,640	1,659,834
Segment profit	2,454,068	1,493,852	—	3,947,920
Selling and administrative expenses			(2,125,977)	(2,125,977)
Plant closing expenses	(422,934)	—	—	(422,934)
Interest income			249,618	249,618
Income before income taxes				1,648,627
Capital expenditures	1,374,009	—	77,747	1,451,756
Segment assets:				
Accounts receivable	5,363,451	539,177	—	5,902,628
Inventory	3,877,545	1,603,764	—	5,481,309
Property, plant and equipment	7,712,639	1,182,414	942,207	9,837,260
Other assets	—	—	6,685,279	6,685,279
				27,906,476

The Company does not allocate certain selling and administrative expenses for internal reporting, thus, no allocation was made for these expenses for segment disclosure purposes. Segment assets reported internally are limited to accounts receivable, inventory and long-lived assets. Long-lived assets of one plant location are allocated between the two segments based on estimated plant utilization, as this plant serves both fastener and assembly equipment activities. Other assets are not allocated to segments internally and to do so would be impracticable. Sales to two customers in the fastener segment accounted for 29 and 28 percent and 14 and 13 percent of consolidated revenues during 2007 and 2006, respectively. The accounts receivable balances for these customers accounted for 30 and 37 percent of consolidated accounts receivable for the larger customer and 18 and 13 percent for the other customer as of December 31, 2007 and 2006, respectively.

9—Shareholder Rights Agreement—On November 22, 1999, the Company adopted a shareholder rights agreement and declared a dividend distribution of one right for each outstanding share of Company common stock to shareholders of record at the close of business on December 3, 1999. Each right entitles the holder, upon occurrence of certain events, to buy one one-hundredth of a share of Series A Junior Participating Preferred Stock at a price of $90, subject to adjustment. The rights may only become exercisable under certain circumstances involving acquisition of the Company's common stock, including the purchase of 10 percent or more by any person or group. The rights will expire on December 2, 2009 unless they are extended, redeemed or exchanged.

10—Commitments and Contingencies—The Company recorded rent expense aggregating approximately $38,000 and $48,000 for 2007 and 2006, respectively. Total future minimum rentals at December 31, 2007 are not significant.

The Company is, from time to time involved in litigation, including environmental claims, in the normal course of business. While it is not possible at this time to establish the ultimate amount of liability with respect to contingent liabilities, including those related to legal proceedings, management is of the opinion that the aggregate amount of any such liabilities, for which provision has not been made, will not have a material adverse effect on the Company's financial position.

11—Plant Closing—The Company recorded various charges during 2006 and 2007 related to the closure of its Jefferson, Iowa facility. The facility had been operating below capacity, and after the transfer of production activities to Tyrone, Pennsylvania, operations ceased in December 2006. As a result of the closure, the Company recorded plant closing expenses of $422,934 in the year ended December 31, 2006, and $20,337 in the year ended December 31, 2007.

The following is a summary of liabilities recorded on the accompanying balance sheet as accrued plant closing expenses at December 31, 2007 and 2006:

	Severance and Benefits	Facility Closure Costs	Total
Balance at January 1, 2006	$ —	$ —	$ —
Charge	347,929	75,005	422,934
Payments	(170,855)	(34,636)	(205,491)
Non-cash reduction	—	—	—
Balance at December 31, 2006	$ 177,074	$ 40,369	$ 217,443
Charge	—	21,157	21,157
Payments	(176,254)	(61,526)	(237,780)
Non-cash reduction	(820)	—	(820)
Balance at December 31, 2007	$ —	$ —	$ —

12—Subsequent Event—On February 18, 2008, the Board of Directors declared a regular quarterly dividend of $.18 per share, payable March 20, 2008 to shareholders of record on March 5, 2008 and an extra dividend of $.15 per share to be paid April 18, 2008 to shareholders of record on April 4, 2008.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Chicago Rivet & Machine Co.

We have audited the accompanying consolidated balance sheets of Chicago Rivet & Machine Co. (an Illinois corporation) and subsidiary (the "Company") as of December 31, 2007 and 2006, and the related consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Chicago Rivet & Machine Co. and subsidiary as of December 31, 2007 and 2006, and the results of the Company's operations and cash flows for the two years then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Chicago, Illinois
March 14, 2008

INFORMATION ON COMPANY'S COMMON STOCK

The Company's common stock is traded on the American Stock Exchange (trading privileges only, not registered.) The ticker symbol is: CVR.

At December 31, 2007, there were approximately 240 shareholders of record.

The transfer agent and registrar for the Company's common stock is:

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, Rhode Island 02940-3078

The following table shows the dividends declared and the quarterly high and low prices of the common stock for the last two years.

	Dividends Declared		Market Range			
			2007		2006	
Quarter	2007	2006				
First	**$.18**	$.18	**$23.00**	**$21.25**	$21.00	$17.50
Second	**.18**	.18	**$25.38**	**$21.75**	$24.25	$19.45
Third	**.18**	.18	**$25.50**	**$22.50**	$24.89	$22.00
Fourth	**.18**	.18	**$26.10**	**$19.40**	$24.55	$20.29

BOARD OF DIRECTORS

Michael J. Bourg (e)
President of the Company

Edward L. Chott (a)(c)(n)
Chairman of the Board and
Chief Executive Officer of
The Broaster Co.
Beloit, Wisconsin

Kent H. Cooney (a)
Chief Financial Officer of
Heldon Bay Limited Partnership
Bigfork, Montana

Nirendu Dhar
General Manager of
H & L Tool Company, Inc.

William T. Divane, Jr. (a)(c)(n)
Chairman of the Board and
Chief Executive Officer of
Divane Bros. Electric Co.
Franklin Park, Illinois

George P. Lynch (c)
Attorney at Law
George Patrick Lynch, Ltd.
Lisle, Illinois

John R. Madden (a)(c)(e)(n)
Chairman of the Board of
First National Bank
of La Grange
La Grange, Illinois

John A. Morrissey (e)
Chairman of the Board
of the Company
President and Director of
Algonquin State Bank, N.A.
Algonquin, Illinois

Walter W. Morrissey (e)
Attorney at Law
Morrissey & Robinson
Oakbrook Terrace, Illinois

(a) Member of Audit Committee
(c) Member of Compensation Committee
(e) Member of Executive Committee
(n) Member of Nominating Committee

CORPORATE OFFICERS

John A. Morrissey
Chairman, Chief
Executive Officer

Michael J. Bourg
President, Chief Operating
Officer and Treasurer

Nirendu Dhar
General Manager of
H & L Tool Company, Inc.

Kimberly A. Kirhofer
Secretary

CHICAGO RIVET & MACHINE CO.

Administrative & Sales Offices
Naperville, Illinois
Norwell, Massachusetts

Manufacturing Facilities
Albia Division
Albia, Iowa

Tyrone Division
Tyrone, Pennsylvania

H & L Tool Company, Inc.
Madison Heights, Michigan


Chicago Rivet

END